Contatta

Competenze principali

Corporate Finance
Product Management
Business Management

Languages

Spanish (Elementary)
Italiano (Native or Bilingual)
English (Full Professional)

Certifications

First Certificate in English
Excel Skills for Business: Essentials
Excel Skills for Business: Intermediate I
Certificate of achievement of EFSET level C2 in English

Publications

A ShinyApp with Built-In Interactive Computations on the COVID-19 Outbreak in Italy
ByteNite: A New Business Model For Grid Computing

Fabio Caironi

CEO & Founder @ ByteNite (Techstars SF '24) | BSc. Mathematics
San Francisco, California, Stati Uniti d'America

Riepilogo

I am a 27-year-old tech entrepreneur, born and raised in Italy. My background lies in quantitative fields, holding a degree in Mathematics, complemented by expertise in economic processes, programming languages, machine learning, and cloud technologies, some of which I acquired through my Master's course in Data Science and Economics.

In 2021, I founded ByteNite, a distributed computing startup dedicated to pioneering the world's first commercially viable grid computing project, focusing on serverless applications.

Beyond my tech pursuits, I'm a pianist and dancer, with 15 years of experience in the world of arts.

Esperienza

ByteNite
CEO and Founder
maggio 2021 - Present (4 anni)
San Francisco, California, United States

Borsa Italiana
Data Science Lab Intern
febbraio 2021 - marzo 2021 (2 mesi)

Modelling, Clustering and Forecasting Post Trade data:

• Extraction and modelling of financial series.

• Machine Learning and Deep Learning models for financial forecasts.

• Building of ML production pipeline in the cloud.

Università degli Studi di Milano
Data Analysis Assistant
ottobre 2020 - febbraio 2021 (5 mesi)
Milano

• Research Assistant: testing the predictive accuracy of COVID-19 forecasts of several forecasting teams in the US.
• Web dashboard Developer

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Formazione

Università degli Studi di Milano
Laurea Magistrale, Data Science and Economics · (2019 - 2022)

Conservatorio di Milano
Corso Accademico di I Livello, Pianoforte · (2016 - 2020)

Università degli Studi di Milano
Laurea Triennale, Matematica · (2016 - 2019)